Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: October 28, 2014

Medtronic S&T Conference: Keynote Speech and Q & A

Geoff Martha, Sr. Vice President,

Business Development and Strategy, and Chief Integration Officer

I’d like to walk through the Covidien transaction and talk about how it really, the impact it’s going to have to the company, the impact it’s going to have, what I think the opportunities it creates for the Science and Technology community within Medtronic. And ultimately, what we think the impact will be for healthcare. Then I’d like to leave it open for some Q&A because every time I address a scientific group, I always underestimate the amount of questions. I’m going to leave open some ample time for question and answer.

So first, a little bit about the transaction here with Covidien. Throughout the Mission slide, because this is where it all started. Back in October of 2013 is the first time that the business development team brought forth the idea of a merger with Covidien to Omar. It was definitely, in my opinion, something that people weren’t expecting. It’s clearly not a technology tuck in and it’s clearly not some of the places people thought we would go. But in my opinion, it was a statement on where healthcare is going and that we needed to get broader. We needed to get much bigger, more scale, as evidenced where healthcare is going and for us to position our company where it needs to be. And I was feeling pretty good about that presentation. And that part Omar got. But the place where I got picked off, and he told me to go take another look, was regarding the Mission. He said can we really innovate in the areas the Covidien is in. What kind of company is this? Is this a technology-oriented company? Is this a supplies company? Is there is opportunity for innovation? Because yes, I buy into we definitely need to get bigger as a company and have more scale so that we can be this partner of choice for big health systems and payers and governments around the world. I get all that. But if we can’t innovate and the space is technology innovation, clinical innovation. If we can’t innovate and we can’t add value per the Mission, I don’t want to talk about this anymore.

So obviously we went back and did a little more research and found out that absolutely, Covidien is a company that although there is a supplies component in the business, it’s about a little less than 20% of their total revenue that arguably is more challenging to think about how you innovate in that space. The bulk of the business is technology oriented and ripe for innovation. And as we go through a little bit of the portfolio today, I hope you see that. But that’s where it all started.

Here’s a snapshot of the portfolio of the new Medtronic that we’ll have post-deal. As you can see, we’ve added, we’re sticking to this group strategy. In the new company and I think most of you know this. Omar sent out an org announcement a couple weeks ago. We’re going to have four groups. The three that we have today—diabetes, RTG, CVG, and we’re adding a fourth group, which we haven’t named yet so for lack of a better name, we’re calling it the Covidien group. And within that Covidien group, you’ve got some big buckets. One is the surgery piece. They have all kinds of unique products around the surgery space. Enablers that make the surgical procedures much more efficient. Their big strategy is to go from open surgery to minimally invasive surgery and there’s all kinds of clinical and economic benefits by moving in that direction as you probably all know.

They also have a big respiratory and patient care, patient monitoring business in there. They have one of the leading ventilator businesses, franchises, in the world. And finally, the vascular therapies piece is the peripheral vascular and the neurovascular. That’s the piece that we’re actually going to innovate, the peripheral vascular piece into CVG and the neurovascular piece which treats stroke into RTG. So that’s Covidien. In that respiratory and patient care piece is where we’ve bucketed the supplies business. And then you have the rest of Medtronic. As you can see, this totals up to about $27 billion of revenue so it’s a dramatic increase to Medtronic. The new, and what’s unique about this transaction also is both companies, Medtronic and Covidien, are on a roll. Both companies are growing, they’re large industry players, outgrowing the industry. Covidien has been taking share from its chief competitor in surgery, J&J. Covidien has been taking share from J&J for the past 7 years or so and growing, outgrowing the market. And Medtronic, as you know, we’ve gone up to mid-single digit growth. We’re back to taking share and things are good. And things look good out into the future.

So you have two companies that are in very good shape, outperforming the market, coming together. So you’ll have a $27 billion company growing and we feel confident about this at that mid-single digit growth with a diverse revenue stream. So we’re still big in cardiac rhythm management, but it’s a smaller percentage of the total pie. Same with spine and the surgical solutions business. We have some large pieces, some large wedges of the pie. But if we take, as Omar likes to say, we take a body blow in any one of these areas, we think we can withstand it and maintain that mid-single digit growth.

So we feel that just putting this portfolio together is a powerful portfolio that Day 1 has tremendous amount of value to Medtronic.

So a little bit about the strategic fit. We’re going to break it down into the three core strategies of Medtronic. I’m going to touch upon some of these and at the end, get into a little bit more detail. So one, therapy innovation. Like I mentioned, this is the core of what we do and what’s interesting about Covidien is they bring us several new clinical areas to play in like lung cancer, Barrett’s esophagus, stroke. They make our peripheral vascular business much more scaled. They bring a whole new set of technologies that we can innovate around. This is an area that really, we questioned when we started looking at it. And how much is there in this area. I’ll get into this a little bit more later in the presentation but there’s quite a bit.

In globalization, we’re going to be combined, a very big player in the emerging markets. This gives us the scale that we think to make the necessary investments. And finally, I’m going to get into economic value and what does that mean in this context.

A couple specifics regarding therapy innovation. I mentioned the peripheral business. We have a peripheral of CVG and Covidien has a peripheral business. They have a much larger sales force than us. Together, we have a very market leading portfolio of products, a very large and global sales force to push those products out. And a growing space. In the neuro space, we picked up a stroke business which, for those of you that are familiar with RTG, that’s pursuing this neuroscience strategy, one of the key missing pieces in that strategy is stroke. And looking outside the company from an inorganic perspective, there’s not a lot of assets out there. And starting from scratch, it is very difficult in this market. So we picked up. It’s still in the early innings of the stroke business for Covidien but we pick up a terrific asset here with huge growth potential that also fits very nicely into this RTG neuroscience strategy.

Finally, we talk about accelerating whether I missed…I forgot to mention the adjacencies in surgery. So I mentioned surgery. So Covidien obviously, market leader, J&J and Covidien in surgery and we have within RTG, the Surgical Technologies group. Lots of interesting synergies there. For example, we have, Covidien has a market leading energy platform. This product group called Ligature. At Medtronic, we have the PEAK plasma ablate business. These two, there’s almost no overlap in terms of the products but the technologies can be leveraged across each other. The channels can be leveraged. Just for clarification, we’re not talking about combining these two businesses at all. Again, we’re keeping them in their separate business groups but there are opportunities to cross sell these products, which I’ll talk about later.

And then finally, Covidien’s early stage technologies. This gets to the lung business that I mentioned. They have a lung cancer business. They have a Barrett’s esophagus business. Barrett’s esophagus also leads to esophageal cancer. These are pulling together some very early stage technologies, early stage clinical data. Again, high growth areas that we think we can add a lot of value to at Medtronic.

So around the therapy space, lots of interesting complementary and adjacent areas that we can work on.

I mentioned globalization. We’ll be, together, a $3.7 billion emerging markets business. That is massive in the emerging markets world. Growing at, I know Omar wants to grow 20% a year but we’re not quite there and neither is Covidien. But together, growing it around 15% a year. This is a huge growth driver for the company. And this kind of scale enables us to make the type of investments that we think will even accelerate this. Accelerate our emerging markets presence. Covidien has, like we’ve done in China, we’ve picked up, we’ve built an R&D center that you guys are familiar with, or at least I hope you are. We’ve acquired some companies for local product development. Covidien’s done the same. They have a very large R&D center in Shanghai. I was just there with Omar 2-3 weeks ago and they’ve got about 250 engineers working on value products, primarily for China but also around the world. It’s a very impressive facility and just a huge commitment from Covidien into developing value products for the emerging markets.

They also have one in Hyderabad, India. It’s more of a capabilities R&D center versus developing specific products. That’s an area that we can leverage. So the emerging markets piece of this deal is a huge driver. If you think about it, Covidien products are more surgically based products versus ours that are interventional and implantable. In the emerging markets, there’s a whole lot more ORs for their products than there are cath labs and interventional suites for our products. So the governments in these emerging markets, when we go in to talk to them about a broad partnership which is part of our economic value strategy, this Covidien portfolio dramatically enhances our relevance to healthcare, to healthcare providers and to government officials and the Ministry of Health, whether you be in China, in India or you name it. Whatever emerging market—Brazil, Columbia, you name it. We’ve got much more relevance with this portfolio with these health officials.

So that gets into that. And finally, the economic value or the solutions discussions. For us, economic value is something that’s been evolving over the last few years. At the end of the day from my perspective, I think about economic value ultimately as Medtronic shifting from selling inputs to a process to selling outputs, or in some cases, outcomes. The outcome can be a clinical outcome. It can be a cost outcome. Like when we’re outsourcing cath labs in Europe. We’re focused on a lower cost per patient to get through that cath lab. We’re working on helping improve clinical outcomes as well but we’re signing up for lower cost per patient. These type of outputs versus selling a product and getting paid by the drink or by the product. That ultimately, the way I think about economic value, that’s how I ultimately think about it. When you look at Covidien, they bring, like I talked about before, a lot of these surgical enabling products where the value of these products is accrued and realized in the hospital. Versus as you’ve heard Omar talk about in the past, our products, although the procedure to implant our products if you will, is in the hospital. The benefits, the clinical and economic benefits are realized once that patient leaves and that patient is a productive member of society or doesn’t have to keep coming back to the hospital because we’ve positively impacted their condition.

But you put the two together and we have a much more powerful play across the care continuum. In the hospital, for the procedure, through the Covidien tools and solutions and then beyond once the patient leaves with our implantable devices, our diabetes pumps, what have you. And together, we have an opportunity to take these assets and put them together and build solutions for leading healthcare providers, payers, and governments around the world. And so far as we’ve gone out and talked to, even though the deal is not closed, we’ve talked to these providers, payers and government officials around the world. The relevance of this right here, it strikes them. They understand that now we are in a whole different league from their perspective in terms of what we can do for them in terms of helping them with their goals, whether you be a hospital or a government, as well as we can maybe we can impact patient outcomes because we’re looking at a broader, across that whole continuum.

So some very exciting opportunities here. So as you know, we actually signed the transaction. Give you an update. We signed the transaction on June 15th and we’ll likely, we’ve talked about closing the transaction either in December or January. So we’re still trying to work through when exactly to do the transactional close and Covidien will be officially part of the Medtronic family. And there are things, what’s holding that up, if you will. What’s driving this time delay is that we have to get regulatory approval for various countries all around the world. So governments all around the world have to look at this from a competitive standpoint and say, do we approve of this transaction so the big ones are the U.S. government, the European Union and China are the ones that people look to but there’s countries all over the world. We’ve gotten approval in many countries but the big three that we’re looking for. Those three. And we anticipate getting U.S. approval toward the end of November. We’re hoping for the EU approval sometime in early December. And China probably at the end of December. China is the toughest one to read. It’s a fairly new process. They’ve only been doing this type of thing for about five years. They’ve only had maybe 200 deals go through their process. The process is a little bit more opaque than the Europe and the U.S. process. But according to their time frame, we will get this approved by the end of the year.

So we don’t know exactly when the closing will be but call it at least 60 days if not longer away from today. So in that time frame, we’re doing integration planning. We’re not actually innovating the two companies yet. We can’t do that. But we are planning for a massive integration. Together, the two companies are going to be 87,000 employees. That’s huge. So like I mentioned, $27 billion of revenue, 150 countries around the world. Combining, bringing those two big companies together is an unbelievable task. Very complicated. There are things that I never even dreams of thinking about before that now I deal with every day.

So there’s a couple hundred people on both the Medtronic side and the Covidien side working on this massive undertaking. I’m going to talk about what we’re doing here. So when we think about the integration, we’ve got this framework that we use to guide our thinking. I think it’s important to walk through this. This whole preserve, optimize, accelerate and transform.

So preserve. The number one thing that we want to ensure that we accomplish in this integration is not to screw anything up. Like I said before, Medtronic on a roll, Covidien on a roll. Both mid-single digit growth. Looking at outperforming the market. A strong cadence of products that both companies are rolling out. The last thing we want to do is to distract and to disturb any of that. So when we’re talking through the integration here, the first thing on our minds is don’t screw that up. And when you’re talking about an integration of the size and scale that I just mentioned, that’s not easy to do. People get distracted, people get worried about what’s going to happen to me, my department, etc. So it’s not easy to do.

The second is to optimize. And what we mean by that is to right size the organization to move forward efficiently. We’ve talked publicly in order to justify some of the price we had to pay to make this transaction happen. We have the ability to take out some costs. Predominantly, those costs that we’re taking out is what we would call back office costs around the world Think about it. In any country, we have two headquarters, a Medtronic facility, a Covidien facility. You name it. Whether it be in Australia or Indonesia, you name it. And so there’s a lot of that consolidation. You don’t need two customer service centers in certain countries. So predominantly back office overlap is what’s coming out.

Getting back to the preserve. We have no cost take out targets for the front end of the business and for R&D for that matter. So if anybody’s questioning our commitment to R&D, it’s the one and I can tell you factually, we have 13 or more functional teams looking at cost take out and there’s not even a team for R&D on cost synergies. Because it’s not part of the strategy of the deal.

So if there’s any kind of, in your departments, cost issues, don’t blame me. Don’t blame me.

In terms of accelerate, I’m going to talk a little bit more about that in a second. We talked about it earlier but there are so many opportunities where 1 + 1 equals 3. The key, like I said in preserve, is to make 1+1 =2 and nothing less than 2. But if we can make 1+1=3 by accelerating each other’s growth plans be leveraging technologies across the two companies, sales channels, etc., clinical expertise, market development expertise, health economics. There’s so many opportunities where Medtronic can help Covidien; Covidien can help Medtronic if we collaborate properly. And again, without distracting our core strategic plans.

And then finally, transform. And this is the ultimate vision of the transaction is we feel like healthcare today is right for transformation. The current model has problems, whether you’re in the developed world or in the emerging markets. In the developed world, healthcare is way too expensive. It’s bankrupting Europe. It’s bankrupting the U.S. Something needs to be done. In emerging markets, there’s this massive access issue where so many people just don’t have access to any kind of healthcare let alone quality let alone some of the more sophisticated stuff that we do. And now, with our breadth of our portfolio and the size and scale of the company, not only do we have an opportunity to transform healthcare, I think we have the responsibility to transform healthcare. And that’s ultimately where we’re going and we believe that this transaction combined with the strong foundation we have in Medtronic, our brand, our credibility with clinicians, our credibility with governments around the world, health systems around the world, we can do this. And that’s the longer range strategy. So in the short term, preserve and optimize. Let’s get the costs of the company and infrastructure, right size to move forward in an efficient manner. Accelerate. We’ve got some great opportunities right in front of us which we could talk about today to accelerate each other’s plans.

And then finally, over time. This isn’t going to happen tomorrow or even the next day, transform healthcare. And that’s the strategy of the company. That’s the strategy of this transaction. They’re inexplicably linked. This isn’t about taxes. That’s what you read about a lot in the press. In the U.S., for those of you outside of the U.S., you read a whole lot less about it. For those of you in the U.S., election season is upon us. The U.S. Congress has their mid-term elections next week. For the last couple months leading up to that, people are looking for election issues. And the concept of companies doing these inversion transactions has been an election issue and a lot written about it. And for us, I just wanted to talk about the structure for a second and what that does and why we did it. It’s pretty simple. We’re growing much faster outside the U.S. than we are in the U.S. Our OUS business is becoming bigger and bigger and bigger and the way the U.S. tax system works is that they tax you on profits you make in the U.S. and they tax you on profits you make outside the U.S.

So if we sell a product in Brazil, we get fully taxed by the Brazilian government for that. And then the U.S. government says, hey, we’re going to tax you, too, but only if you bring those profits into the U.S. So what happens is no large company, almost nobody brings those profits into the U.S. because the tax is so high. So a lot of U.S. multinationals have a lot of cash parked offshore that they could technically bring it in and pay a big tax but they don’t because their investors say that’s a very inefficient use of capital. So as part of this transaction, we have an opportunity to redomicile, in this case, Ireland. And what that does for us. We’re not moving anybody there. We already have a big presence in Ireland. But we’re able to bring that cash, move it around, put it in the U.S. anywhere we want to put it, efficiently. The reality is, a lot of the R&D opportunities, as much as we’re trying to globalize, but a lot of them are in the U.S. Some of the acquisitions we want to do are in the U.S. I think that’s tied to the U.S. having a very healthy venture capital system that kind of spawns. Whether the idea comes from Israel or Europe or whatever. In many cases, the venture capital comes from the U.S. and these companies start in the U.S. and our formula, if we don’t invent it ourselves, we buy these early stage companies and then we apply the Medtronic R&D machine and clinical machine to make them standards of care and big products globally.

So this allows us to invest that money into the U.S. whereas before, we couldn’t do that efficiently. And that’s why the inversion structure. So from our perspective, we’re paying the same amount of taxes. We just get better use of our cash. And that cash is going to be made, we’ve talked about it publicly, in R&D and technology investments. Whether it be acquisitions or R&D projects, what have you. That’s going to be the preponderance of the use of the cash. So I hope this ties it together for you. The strategy of the company, how it’s tied into the strategy of this deal. The deal is tied into the strategy of the company. And then why we chose this inversion structure. Not because we wanted to be in the press. No one enjoys some of the negative press that we’ve taken on this structure but that’s the reason that we did it is to have access to this cash. And the preponderance of it. Some of it will go back to investors but the bulk of it, we plan to use on some of these technology investments and acquisitions that are again, earlier stage acquisitions that need the help of people in this room and people that are joining via the web. We need that group to take these early stage companies and build them out into larger global companies.

You look back over the history of Medtronic and you go back to the 1999-2000 time frame where we did the Sofamor Danek acquisition, EB3 and the Minimed. Those three acquisitions were defining moments in the company’s history. Each one of those companies had roughly 1,000 people at the time and had early stage products, early in their life cycle. Some of them were launched. Some of them were not launched but they were all really early stage. Over the last 14 years, Medtronic has taken these therapies and made them market leading therapies globally and we’ve poured billions into R&D. The U.S., the head count of these businesses is four times what it was when we bought them. That’s kind of what we do. We grow what we buy. It doesn’t happen overnight. It’s a long journey, as you know. Clinical trials, etc. But that’s what we do. And that’s what we want to use the cash for is to keep that engine going. So that’s the comments around the deal overall.

There’s an integration team that we have. There’s this core IMO in the middle here, this Integration Management Office. That’s what I lead. Underneath that, we have four types of Integration teams organized by function, by region, by business, and then finally, we have growth acceleration which I want to talk about today. And this team has been doing all of this integration planning to figure out how we get these two companies together and think about it in terms of those four things. How do we preserve, how do we optimize, how are we going to accelerate growth and over time, how are we going to transform. That’s what we’ve been focused on.

What I’d like to do is talk to you about some of the interesting ideas that we’ve got. We’re early stage here but on the growth acceleration, what we’ve done is over the last couple of months, we have a small team of people that have interviewed about a couple dozen, probably 40 leaders around Medtronic and Covidien and said, from an acceleration standpoint, how do make 1+1=3. What are the key areas that we should focus on? This gets to some of the new areas that we can innovate. Out of those interviews, 50 credible ideas came out and we’ve picked four broad categories of things that we really want to invest in.

One is crisscross selling. We’re not, with very few exceptions, we’re keeping Covidien pretty much in tact with exception of the peripheral vascular and neurovascular business. But there are unique technology platforms that we share. There’s specific products. And how do we, when we have products that can be put through different channels around the new Medtronic, how do we do that? Typically, big companies like Medtronic and Covidien and others aren’t really good at cross selling. So how do we build the infrastructure to cross sell, put the incentives in place for sales people, make sure you have the right infrastructure in terms of the supply chain and the IT to make this a seamless process so we can do some cross selling. Some areas that we’ve identified. I mentioned earlier before, the Surgical Technologies business and Covidien surgery business. For example, we have a large ENT channel in surgical technologies. Covidien has, in their energy products, some unique products that can be sold to those ENT physicians. And so can we put those through our ENT sales force? Again, we don’t want to combine a bunch of businesses and cause a lot of disruption. So this would be cross selling.

Flipping it the other way, in Surgical Technologies are the peak acquisitions is Plasma blade. Again, that can be sold through Covidien’s large surgery sales force. They have a massive surgery sales force. Them and J&J are the largest. By comparison, ours is much smaller. So by selling it through their sales force, we can pick up incremental revenue.

Another interesting example is involving CVG and the neuro business that comes from the neurovascular business that comes from Covidien. So the new LINQ monitor, which we just launched, which is just killing it, it’s just having a phenomenal, one of the greatest product launches in the last five years. Just congratulations to the team and anybody in the room that was on that project. What an awesome product. And it continues to power our results, just for Medtronic, quarter over quarter here recently.

But to sell that, the Crystal AF study and you guys know it better than me, showed that the LINQ is very good at diagnosing cryptogenic stroke and a whole channel that we don’t even access is this neurology channel. Through the Covidien Neuro group, we can access that. There’s another example. We’ve got 16 identified cross selling opportunities that are all in that same kind of type of level that I was just talking about.

Another area that we talked about, a second area in terms of the big four ideas that we’re looking at to accelerate growth and offers new opportunities is market development. The DNA of Medtronic is to create new markets. To invent some widget, to apply clinical data around that widget and then to make it standard of care to health economics and to drive it to standard of care in a particular market and then expand it globally. And that’s what we do and you’re seeing that play out right now in transcatheter valves. And how the company got started in pace making. So it’s something that we’re recognized of outside of Medtronic and you know this more than I, as a leader. And Covidien is just moving down into that PMA space and in that market development space in their early technologies group and we think we can apply a lot of our expertise to dramatically accelerate their ability to create new markets.

Like I mentioned, the Barrett’s esophagus therapy is new. They have this unique lung biopsy diagnostic and reception business which is new. And applying our market development capabilities to those type of assets is a very exciting opportunity.

So a third is near and dear to everybody’s heart here is R&D collaboration opportunities. Like I mentioned, Covidien has made a big investment in R&D centers, scales R&D centers around the world, particularly in China and India. This is something Medtronic has invested in less so. So now all of a sudden, we have a Shanghai Innovation Center that’s a couple years old that’s been growing. But all of a sudden, down the street in Shanghai, they’re going to have a center that’s five times as big. And in Hyderbad we have another center.

In addition to that, so we have these big shared R&D centers that the whole company could leverage. How do we do that? Do we focus on particular businesses? Do we focus on particular technologies? How do we manage this and how do we leverage this across the enterprise? These are questions that we need to get to the bottom of?

Then there are areas within Medtronic, like in Colorado, our NAV capabilities that are very critical to things that are going on in Covidien. Like their number one R&D program in terms of dollars spent is in robotics. To compete with the different, like you’ve heard about the Davinci robot and all these surgical robots. And Covidien thinks they have a unique strategy here. They think that not just building the robot but they have what they call the end effector. So all the surgical tools that they made would be fully integrated with these robots. So you have a capital and a consumable business model where the consumables, the surgical tools, are already have market leading positions around the world. Very interesting. One of the key things that they need to make this a success and differentiate it is navigation technology. And there’s not a lot of companies that have that. We’re one.

Independent of this transaction, they were out there looking for a nav partner. Well, now they have one. And how do we leverage our nav capabilities in Colorado to this massive program? And how do we make sure that we get the right people working on this Covidien robot program because it’s a massive program. What are the incentives like to put the best and brightest from nav onto something that’s not in the RTG numbers? These are realities that we have to deal with and the folks in this room, we’re going to need your help on that. So R&D.

And then finally, the fourth one gets back to this economic value and this whole concept of integrated health solutions. How do we transform healthcare into, instead of Medtronic selling and guaranteeing the safety and efficacy of a product into a solution? So signing up to cost per patient. Signing up to outcomes. How do we do that? Now that we have, like I mentioned earlier, there’s a broader portfolio of capabilities, we feel our opportunity is that much bigger. Our responsibility is that much greater to make this happen. The future of Medtronic rides on our ability to innovate. And not just innovate technology but we’ve got to innovate the business model. The business model of healthcare is broken. Technology isn’t the only thing that’s going to fix it. It’s our differentiator. That’s our seat at the table is our ability to innovate around technology. Our ability to develop clinical data, partner with physicians. But we have to take it one step further into this business model innovation to fix the business model of health care which is absolutely broken everywhere in the world. And we are in a great spot to do this.

So Covidien, for example, we were getting some success in Europe and outsourcing cath labs. Covidien, because we have such a broad cardiovascular product line around the cath lab. As you know, we’re designing cath labs, financing them, running them, and then running all our products through them and getting increased market share by doing this. Our competitors are our suppliers in these instances. So Covidien has that same sort of broad product offering around operating theaters, through their surgical products. And they’ve already done OR outsourcing deal with the same business that we just bought—NGC in Italy. Putting that deal together for them because we outsource ORs. There’s a whole lot more ORs than there are cath labs out there. And when you talk about emerging markets, that’s what the emerging markets are interested in. More than anything else, I need basics, I need surgery, I need qualified, I need operating theaters and qualified surgeons. And some of the stuff that we do at Medtronic is a little further off for some of these countries. Like Africa, for example.

So new business models, patient management. We were experimenting that with Cardiocom in the U.S. We bought Cardiocom about a year and a half ago and it’s been a great success for us but it’s still small in the grand theme of things in terms of patient management and the opportunity we have there to follow patients with our devices and without our devices. And drive down the cost of healthcare that way and improve outcomes. Covidien has a big array of patient monitoring in the hospital and out of the hospital technologies. How do we apply that into our patient management strategy?

So you can see this last one around integrated health solutions is a big step for us but Covidien is really going to help us in that area as well. The four acceleration areas where I think provide lots of opportunities for the Science and Technology community in Medtronic and in Covidien to partner and drive these things. We talked about market development. We talked about product development and R&D capabilities. The integrated health solutions. And cross selling.

So these are some of the areas that we’re focused on and I hope it gives you a sense for that it is a great time to be an engineer in Medtronic. To recap, I think there’s oxygen coming from our growth that will provide the room to continue and maybe even increase. I know that talking to Mike Coyle yesterday, he is desperate to increase the R&D in CVG. I think that applies across all of Medtronic. That’s the life blood of the company.

With our growth, we have more flexibility to do that. With this transaction and our ability to make our cash flow a little bit more fundable, we can do some of that more in the United States where we’ve been hamstrung in the last couple of years. We’ve got plenty of cash outside of the U.S. It’s just the stuff in the U.S. We have new vectors on which to innovate. Covidien broadens our focus on the care continuum. We get more into the surgery. We’re moving more to diagnostics. We get into the surgical procedures that precede, the longitudinal care that our devices provide. So a broader play in the care continuum. More of a focus on emerging markets and value based products. Let’s face it. Covidien is under much more pressure than we are with value based competitors. So the sense of urgency around developing value products for them is greater than even for us right now. And hence, their investment in these R&D centers and China and in Hyderbad, India. So there’s another vector.

Then finally, a fourth is this whole services solutions, integrated health strategies. So everywhere you look, we’re better positioned funded by our growth. Our ability to use our cash more flexible. And then all these new capabilities and opportunities we have across the care continuum, services and solutions, value products, you name it. Now, the question is, how do we do all this collaboration? And I don’t have the answer to that right now. The idea is to identify the opportunities and I think we’ve done that and we’re going to vet those out and prioritize them. We can’t do everything at once. We just can’t. That’s going to be the hardest thing is to say, no. Sorry. We’re deprioritizing this because we’re going to do this over here. We have to go through that process because it gets back to the whole preserve thing that I said. We can’t chase this, as Brian Hanson, the leader of the Covidien group says, you can’t keep chasing shiny objects that distract you. So we’re going to have to pick and choose and really follow this framework care preserve first and foremost.

But the whole idea where I look forward to engaging the Science and Technology community, the R&D counsel, Bakken Fellows, you name it, Technology Fellows is how are we going to collaborate? What’s the best way to do this? I don’t know the answer but I think what I feel good about is we’ve set the table. Financially, we’re in a better position and then through this acquisition and everything else we’re doing, we have a whole lot more opportunities so work on together. So with that, I’d like to pause and get some feedback, some questions.

Q&A

Questions? Mike?

Q: Geoff, on the transaction side, I know we were going to use our substantial offshore cash reserves as part of the Covidien acquisition. That’s no longer the plan. What happens to the cash overseas if we can’t use it in these kind of transactions?

Geoff: Mike, that’s a finance question. This is Science and Technology.

Q: You’re a deal guy, right? You can answer the question.

Geoff: So what happens to the cash? It’s still there. We were hoping, from a financial standpoint, to solve a couple of things with this structure. One is to use the OUS cash. Put it to work. And the other is to, as we generate cash flow going forward, the cash flow that we generate, we’ll generate about $7 billion a year. That’s a massive number. $7 billion of cash flow a year. Medtronic is already about $4.5, $5 billion. Covidien $2, $2.5 billion. It’s about $7 plus billion a year. As more and more of that cash is generated in a way that we can use it anywhere. As we go forward, the cash flows are more flexible. That we’ve accomplished. So as we move forward, more and more of our annual cash flow generation will be fungible anywhere in the world. However, the cash we have on our balance sheet today is we were hoping to put that to work. It’s not good financially to have $14 billion essentially sitting in a Swiss piggybank earning 2%. It really is not good. Investors do not like that. And so they come to us and say look, we’ve got all these ideas on what you can do with that $14 billion, starting with give it back to me, the investor.

And then when we talk to them about what it would take to give it back to them, we have to bring it to the U.S., pay a 30% tax, they’re like okay. Don’t do that. Find a way to put that to work. So that challenge is still out there because that cash is building up. Look, you can do OUS acquisitions. You can build as much, you can put gold plated factories. It’s hard to spend $14 billion. It’s hard. So over time, we’re going to have to find a use for that. So quite frankly, we have not solved that problem with this structure.

So what we’re doing to fill the hole is we’re going to do a massive debt, raise a bunch of debt to cover the $14 billion. So it’s not ideal versus what we had when we signed the deal in June but because our transaction is real, the finances are really baked on the synergies, the revenue synergies that we have, putting to two businesses together, some costs we have and the back office overlap and the deal wasn’t predicated on some funky tax models. Because of that, some of these actions that the U.S. Treasury has taken, we can work through that. Versus some of the other version deals that were based on tax have fallen on tough times.

Q: Thanks for the overview. The new organizational structure seems solutions-oriented, customer-oriented which is good. The technology community here tends to organize around skills and capabilities as a way of sharing and building expertise.

What recommendations do you have for this community before and after the deal closes to make sure we take advantage of the new combined skillsets of the broader organization?

Geoff: That’s one of the top things on my agenda. To be completely transparent, the first, since June, the focus has been – what’s the new org going to look like. How do we take out the costs that we need to take out right away so we provide people with certainty so they know, look, we’ve ripped the Band-Aid off if we’re cutting costs in finance, in Europe or whatever it’s going to be. We get that done right away and provide people certainty. That’s been the focus. We’re now starting to shift in our planning exercises, I mentioned, more to the growth. One of those growth ideas if R&D collaboration around capabilities. How do we start to inventory the capabilities and assets that Medtronic has, that Covidien has, and where there is a good set for cross- pollination. Where are those opportunities for cross pollination? And really, one of the things that I don’t think we can legislate or dictate from the center or from Omar is how that cross pollination takes place. That’s where I think we reach out to this community and partner and figure out the best way to do that. I know I’m not as close to it as Omar and some of the group leaders but one of the things that Omar continually talks about how impressed he is about Medtronic. Because there’s always the question of should we build these big R&D centers. Up to now, he said, look, I’ve been hesitant to that. You should ask Scott Donnelly about that. He isn’t here this afternoon. Scott ran GE’s R&D center which is, they have five R&D centers now and some of the biggest in the world. Those things are, you don’t see those as much anymore. These big global R&D centers are harder to maintain and justify. GE is one of the last that have them in that scale. He has a very definitive opinion as to the pros and cons. You should ask him about that.

I don’t know that that was clear but he did run those centers for GE for a number of years. And was actually GE’s healthcare’s head of R&D for Chief Technology Officer.

But Omar has been hesitant just to build those up and he said one of the reasons is the people in this room, the Science and Technology Conference and what happens afterwards has been so good at collaborating on its own organically. The concern was how much value do you get. So that’s been the question mark in his mind. So the answer to your question. I’m going to need your guys help. I think what we can do in the integration team and with the ExCom is to identify those areas. We’ve taken a first shot at that from the integration team. We’ve started to run that by the ExCom and we’re going to start to get these groups together and engage the scientific community, the engineers around Medtronic and Covidien to start to figure out the best way to do this because we haven’t figured out these R&D centers. Who do they report to? The answer is we don’t know right now. If you asked me, I couldn’t give you an answer. That’s one of the org questions that we’re trying to grapple with. They’re scalable. Significantly bigger than what we have already and it’s not obvious to me at least, as to where they report and how we utilize those. We’re doing that process. What are the capabilities of each of these centers? Where could they be used across the portfolio? Initial hypothesis and get the scientific community around Medtronic and Covidien. Select some folks from both sides to get together and help us figure this one out. That’s in the next couple of weeks. Again, it may seem like we have answer but we’re not even closing for a couple of weeks, a couple months actually, unfortunately. But we’re at that stage now.

Q: The business about transforming healthcare. Are there other companies doing that? If not, why aren’t they doing it and do you anticipate more players in that field?

Geoff: I think, the short answer, I haven’t seen other companies as aggressive in terms of talking about it as we have been. We’re not doing it yet. We’re taking steps. Just to add some credibility, the hospital solutions business in Europe has 15 contracts that are 5-7 years in length, hundreds of millions of dollars. These are becoming a material piece of Medtronic. You’ve got the Cardiocom and patient management, our first acquisition, that’s growing at 20% a year or whatever, nearing $100 million. Still small in the grand scheme of Medtronic but by far, the leading patient management business in the world in terms of device-enabled patient management.

We’re making steps and we have lofty goals about transforming healthcare and we’re positioning the portfolio, giving ourselves a fighting chance by having this broad portfolio that we thinks gets us at the table with CEOS of payers, with CEOs of the largest health systems. They almost can’t…whether they like us not, they can’t ignore us. The good news is a lot of them like us. That’s the beauty of Medtronic is the clinical relationships are long standing and they do like us. I’ve had CEOs on the hospital solutions front come up and say, look. What I love about what Medtronic does is you have been able to bridge the gap between me, the C suite of a hospital, and my clinicians. You guys provide credibility for both of us. I trust you and so do our clinicians. That’s a unique position that most companies don’t have. To answer your question, we’re on this journey and we’re talking a big game because we believe that it is the future and we believe that we can achieve this. But not many other companies are talking about it. I have two theories. One, most companies, it’s a ridiculous vision for most companies because they are one product. If you’ve got one transcatheter valve, how are you going to transform healthcare? You can make a huge difference to the treatment to that cohort of patients. But how the hell are you going to transform healthcare? How are you going to help them really truly lower costs? How are you going to drive access? You can’t. You need a broad portfolio. And Medtronic, before this acquisition, I think we have a broad enough portfolio to have that vision. This just makes it even all the more credible and all the more realistic. But most companies out there just don’t have that kind of portfolio. Even if you’re a big imaging company like a GE or Phillips, you’re a technology company. You’re not a healthcare company. These guys are technology companies that sell to healthcare. They don’t have the physician relationships that we have. We are a technology company, we are a clinical company, and I think we could become a healthcare infrastructure company that when you’re president of Brazil who’s got a huge task ahead of her by the way, or Columbia or whatever, you say I want to call these guys to help me with my problems. Not many companies can do that. That’s number one is I think we’re very uniquely positioned.

I think J&J also has a unique opportunity to do this with their portfolio and they’ve got a tremendous brand. Everybody knows J&J. I can’t explain why they’re not doing it. But I think the big filter is they can’t even dream about this.

We can actually dream about it. I believe we can do this. At first I was like really, Omar? But then as I see it and as I see what Rob is doing in hospital solutions and I see the reaction we’re getting, this is realistic but it all comes down to don’t get fooled by these solutions. I mean, Accenture or McKenzie or whoever can come in and provide great solutions as well. If that were the case, they would be doing it. The problem is it’s not about the solution. It’s about the technology that enables these solutions that differentiates us. So it all comes back to our products. Without the products, without the broad CVG portfolio, for example, of market leading products, hospital solutions would not exist. Without hospital solutions, we couldn’t really credibly talk about transforming cost structure in hospitals in Europe. After a little over a year of some of our initial partners, we’re having significant impact on their financials in terms of lowering costs, improving efficiency. In some cases, there are clients that say we’ve even helped them on the clinical side. That’s where Rob’s going with that.

But it all comes down to our products. You can’t do this without the broad products. There’s no healthcare system around the world that’s going to jam products on physicians. The physicians need to want it. And we have to have this market leading portfolio of products that have these unique technologies and it all starts here.

I really mean it. The whole strategy is built on technology and innovation. That’s why I think we can make this claim.

Q: For a number of our Medtronic therapies and technologies, physician training and education is a big part of launching those therapies and it’s a great place to collaborate and retraining them. I haven’t heard a whole lot of talk about training and education centers. Globally, it looks like Covidien has been doing a lot of this. Has that been part of the discussion?

Geoff: It has. In our trip to Shanghai, they do have a lot of customer training centers. The one in Shanghai, it’s a separate building from the R&D center. They have two beautiful interventional suites. It’s massive, four-story building, all for customer training, all collaborative rooms, environments to train. They have sophisticated computerized mannequins. They have them all around the world. In Brazil, they have it on a truck that drives around. Customer training is a huge piece of their business model as is ours. They figured out in emerging markets in particular where they have to train tons of physicians. They figured out an efficient way to do it and they’ve made the big investment in that. I think the opportunity for us is there to leverage that. These facilities alone, the brick and mortar is impressive and I think we can definitely leverage these. Same story with joint R&D. How do we leverage the R&D centers? How do we leverage these customer training centers? That’s where we are in the integration is drilling down on that a little more. Clearly, that’s an opportunity. They have it in their DNA.

One of the things we’ve learned about Covidien is there’s a whole lot more similarities than there are differences between the two companies. Technology at the core. Customer. Physician collaboration. Physician training is a big piece of what they do.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

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Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with

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